eXHIBIT 99.1

vinci Partners Announces Pricing of Initial Public Offering

Rio de Janeiro, January 27, 2021 -- Vinci Partners Investments Ltd. ("Vinci Partners," "the Company," "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, today announced that it has priced its initial public offering of 13,873,474 Class A common shares pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission ("SEC") at a public offering price of $18.00 per share. The Class A common shares are expected to begin trading on the Nasdaq Global Select Market under the ticker symbol "VINP" on January 28, 2021 and the offering is expected to close on February 1, 2021, subject to customary closing conditions.

In connection with the offering, Vinci Partners has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions.

Vinci Partners intends to use the net proceeds from the offering to (1) to fund investments in its own products alongside its investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

J.P. Morgan, Goldman Sachs & Co. LLC and BTG Pactual are acting as global coordinators and joint bookrunners for the offering and Itaú BBA, BofA Securities, Credit Suisse and UBS Investment Bank are acting as joint bookrunners for the offering.

The offering will be made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from: (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com; (ii) Goldman Sachs & Co. LLC, Attention: Prospectus Department at 200 West Street, New York, NY, 10282, or by telephone at +1-212-902-1171, facsimile: +1-212-902-9316, or by email at prospectus-ny@ny.email.gs.com; (iii) Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com; (iv) Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; (v) BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or email dg.prospectus_requests@bofa.com; (vi) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, NC 27560, by telephone at 1-800-221-1037 or by email at usa.prospectus@credit-suisse.com; and (vii) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, telephone: (888) 827-7275 or by emailing ol-prospectusrequest@ubs.com.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC's website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering has not been, and will not be, registered, in Brazil, with the Comissão de Valores Mobiliários – CVM, and the securities referred to herein shall not be offered in Brazil, according to Brazilian regulations.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Our 205 full time employees as of September 30, 2020 draw from a wide-ranging network of personal and professional relationships with industry-leading executives, business owners, corporate managers, financial and operational advisors, consultants and attorneys to source, fund, and manage investments. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

We have established a premier independent investment franchise with market leadership across each of our high value-added strategies that we believe provide us with strong competitive advantages. We believe that our business model, focused on high-performance and executed by talented multi-disciplinary teams with a focus on value creation, has enabled us to build one of the most complete portfolios of alternative investment strategies and solutions, which combined with adoption of innovative technologies and increasing integration across our business segments, strongly positions us to capitalize on the future expansion and shifts in asset allocation in the Brazilian investments market.

USA Media Contact
Nick Lamplough / Kate Thompson / Katie Villany
Joele Frank, Wilkinson Brimmer Katcher
+1 (212) 355-4449

Brazil Media Contact
Danthi Comunicações
Carla Azevedo (carla@danthicomunicacoes.com.br)
+55 (21) 3114-0779

Investor Contact
ShareholderRelations@vincipartners.com
NY: +1 (646) 559-8040
RJ: +55 (21) 2159-6240